Exhibit 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Gainbridge Life Insurance Company

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees Previously Paid	Other	Modified Single Premium Individual Deferred Annuity with One or More Index- Linked Interest Options	457(o)	N/A	N/A	249,000,000	$110.20 per $1,000,000	$27,439.80
Fees Previously Paid	Other	Modified Single Premium Individual Deferred Annuity with One or More Index- Linked Interest Options	457(o)	N/A	N/A	$1,000,000	$92.70 per $1,000,000	$92.70
	Total Offering Amounts					$250,000,000		$27,532.50
	Total Fees Previously Paid							$27,532.50
	Total Fee Offsets							$0
	Net Fee Due							$0